                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  AMENDMENT #2


                                 ACC CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    000794107
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000794107                    13G                     Page  2  of   13
                                                                    ---     ----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                      Husic Capital Management
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION                        California

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER                           0

      NUMBER OF          -------------------------------------------------------
       SHARES            6    SHARED VOTING POWER                 1,191,425
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
        EACH             7    SOLE DISPOSITIVE POWER                      0
      REPORTING
     PERSON WITH         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER            1,666,825

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,825

-------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   10.1%

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*                                       PN, IA

-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 13 pages

CUSIP No. 000794107                    13G                     Page  3  of   13
                                                                    ---     ----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                        Frank J. Husic and Co.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION                        California

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER                           0

      NUMBER OF          -------------------------------------------------------
       SHARES            6    SHARED VOTING POWER                 1,191,425
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
        EACH             7    SOLE DISPOSITIVE POWER                      0
      REPORTING
     PERSON WITH         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER            1,666,825

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,825

-------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   10.1%

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*                                       CO, HC

-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 13 pages

CUSIP No. 000794107                    13G                     Page  4  of   13
                                                                    ---     ----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                                Frank J. Husic
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4.5  CITIZENSHIP OR PLACE OF ORGANIZATION                            U.S.A.

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER                           0

      NUMBER OF          -------------------------------------------------------
       SHARES            6    SHARED VOTING POWER                 1,191,425
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
        EACH             7    SOLE DISPOSITIVE POWER                      0
      REPORTING
     PERSON WITH         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER            1,666,825

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,825

-------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   10.1%

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*                                       IN, HC

-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 13 pages

ITEM 1.

     (a)  NAME OF ISSUER:  ACC CORPORATION

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          400 West Avenue
          Rochester, NY 14611

ITEM 2.

     (a) NAME OF PERSON FILING: This statement is being filed by (i) Husic Capital Management, a California limited partnership and registered investment adviser ("IA"), (ii) Frank J. Husic and Co., a California corporation ("Corporate G.P.") and (iii) Frank J. Husic ("Shareholder") (collectively, the "Reporting Persons"). Corporate G.P. controls IA by virtue of its position as the sole general partner of IA. Shareholder controls IA by virtue of Shareholder's position as the sole shareholder of Corporate G.P.

          IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.'s beneficial ownership of Common Stock is indirect as a result of its control of IA. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate G.P. The beneficial ownership of the Corporate G.P. and Shareholder is reported solely because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 on pages 3 and 4 above and in responses to item 4 by Corporate G.P. and Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Corporate G.P. and Shareholder to IA referred to above.

          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          IA's Principal Business Office is located at:

               555 California Street, Suite 2900
               San Francisco, CA 94104


                               Page 5 of 13 pages

          Corporate G.P.'s Principal Business Office is located at:

               555 California Street, Suite 2900
               San Francisco, CA 94104

          Shareholder's Principal Business Office is located at:

               555 California Street, Suite 2900
               San Francisco, CA 94104

     (c)  CITIZENSHIP:

          IA is a California limited partnership.

          Corporate G.P. is a California corporation.

          Shareholder is a United States citizen.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock

     (e)  CUSIP NUMBER:

          000794107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / /  Broker or Dealer registered under Section 15 of the Act

     (b)  / /  Bank as defined in section 3(a)(6) of the Act

     (c)  / /  Insurance Company as defined in section 3(a)(19) of the act

     (d) / / Investment Company registered under section 8 of the Investment Company Act

     (e) /X/ Investment Adviser registered under section 203 of the Investment Advisers Act
                    [IA]
     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)


                               Page 6 of 13 pages

     (g) /X/ Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
                    [Corporate G.P.]
                    [Shareholder]

     (h)  / /  Group, in accordance with Section 240.13d1-(b)(1)(ii)(H)


ITEM 4.   OWNERSHIP

     (a) AMOUNT BENEFICIALLY OWNED: Reporting Persons each directly or indirectly beneficially own 1,666,825 shares of Common Stock. IA's beneficial ownership is direct and Corporate G.P.'s and Shareholder's beneficial ownership is indirect.

     (b)  PERCENT OF CLASS:  10.1%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  sole power to vote or to direct the vote:  0

          (ii) shared power to vote or to direct the vote:

                    IA, Corporate G.P. and Shareholder share the power to vote 1,191,425 shares. No other person has the power to vote such shares.

                    In addition, IA, Corporate G.P. and Shareholder share with the investment advisory clients of IA the power to vote 0 shares.

                    IA, Corporate G.P. and Shareholder have no power to vote 475,400 shares for which they have dispositive power.

          (iii) sole power to dispose or to direct the disposition of:  0

          (iv) shared power to dispose or to direct the disposition of:

                    IA, Corporate G.P. and Shareholder share with each other the power to dispose 1,666,825 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.


                               Page 7 of 13 pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          IA, a registered investment adviser, Corporate G.P., IA's sole general partner, and Shareholder, the sole shareholder of Corporate G.P., have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Corporate G.P. and Shareholder are the equivalent of parent holding companies for purposes of this Schedule 13G. IA is the equivalent of Corporate G.P.'s direct subsidiary and Shareholder's indirect subsidiary, and IA acquired the security being reported on by Corporate G.P. and Shareholder. IA is a registered investment adviser. See Exhibit B.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                               Page 8 of 13 pages

                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 1996

Dated:  February 10, 1997

                                   HUSIC CAPITAL MANAGEMENT

                                   By:  Frank J. Husic and Co.
                                   Its: General Partner



                                   By:
                                      ----------------------------
                                        Frank J. Husic
                                        President



                                   FRANK J. HUSIC AND CO.



                                   By:
                                      ----------------------------
                                        Frank J. Husic
                                        President





                                   By:
                                      ----------------------------
                                        Frank J. Husic


                               Page 9 of 13 pages

                                    EXHIBITS

EXHIBIT A Statement With Respect To Joint Filing Of Schedule 13G

EXHIBIT B Identification and Classification of Subsidiary Which Acquired
          Security Being Reported On By the Parent Holding Company


                               Page 10 of 13 pages